SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 3)

Hansen Medical, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Jack W. Schuler Living Trust
c/o Crabtree Partners LLC
100 N Field Drive STE 360
Lake Forest, Illinois 60045
(224) 880-1210

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2016

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Jack W. Schuler Living Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 536,087*
	8	SHARED VOTING POWER 6,971,368**
	9	SOLE DISPOSITIVE POWER 536,087*
	10	SHARED DISPOSITIVE POWER 6,971,368**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,507,455
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.87%***
14		TYPE OF REPORTING PERSON (See Instructions) IN
*
This total consists of: (i) 531,976 shares of common stock of the Company (“Common Stock”) owned by Mr. Schuler; plus (ii) 4,111 shares of Common Stock (the “Schuler Option Shares”) issuable upon the exercise of vested stock options granted to Mr. Schuler. All share numbers in this amendment have been adjusted to reflect 10-for-1 reverse stock split that took effect on September 22, 2015.

**
This total consists of: (i) 4,433,407 shares of Common Stock owned by the Schuler Family Foundation (the “Foundation”); plus (ii) 230,261 shares of Common Stock issuable upon the exercise of Class D Warrants held by the Foundation and 2,307,700 shares of Common Stock issuable upon the exercise of Class E Warrants held by the Foundation (collectively, the “Warrant Shares”).

***
Calculated based on a total of 21,531,352 shares of Common Stock outstanding, which is comprised of (i) 18,989,280 shares of Common Stock outstanding as of April 18, 2016, as reported by the Company in the Agreement and Plan of Merger included in its Form 8-K filed with the Securities Exchange Commission (the “SEC”) on April 20, 2015 (the “8-K Merger”) and (ii)  2,542,072 Schuler Option Shares and Warrant Shares, as described above.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Renate Schuler
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,600
	8	SHARED VOTING POWER 6,971,368*
	9	SOLE DISPOSITIVE POWER 1,600
	10	SHARED DISPOSITIVE POWER 6,971,368*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,972,968
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.39%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

*
This total consists of: (i) 4,433,407 shares of Common Stock owned by the Foundation; plus (ii) 2,537,961 Warrant Shares.  All share numbers in this amendment have been adjusted to reflect 10-for-1 reverse stock split that took effect on September 22, 2015.

**
Calculated based on a total of 21,527,241 shares of Common Stock outstanding, which is comprised of (i) 18,989,280 shares of Common Stock outstanding as of April 18, 2016, as reported by the Company in the 8-K Merger, and (ii) 2,537,961 Warrant Shares, as described above.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Schuler Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,971,368*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,971,368*
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,971,368
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.38%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

*	This total consists of: (i) 4,433,407 shares of Common Stock owned by the Foundation; plus (ii) 2,537,961 Warrant Shares.
**
Calculated based on a total of 21,527,241 shares of Common Stock outstanding, which is comprised of (i) 18,989,280 shares of Common Stock outstanding as of April 18, 2016, as reported by the Company in the 8-K Merger, and (ii) 2,537,961 Warrant Shares, as described above.

This Amendment No. 3 to the Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2013 (the “Original Statement”), as previously amended by Amendment No. 1, filed on March 26, 2015 and Amendment No. 2, filed on May 20, 2015 (the Original Statement, as amended, the “Schedule 13D”). This Amendment No. 3 is being filed on behalf of Jack W. Schuler Living Trust, Renate Schuler and the Schuler Family Foundation (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
On April 19, 2016, Hansen Medical, Inc. (“Hansen”), Auris Surgical Robotics, Inc. (“Parent”), and Pineco Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Hansen (the “Merger”), with Hansen surviving the Merger as a wholly owned subsidiary of Parent.

Subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Parent or any of its subsidiaries, shares held by Hansen as treasury stock, and shares held by stockholders who have perfected their statutory rights of appraisal), including the shares owned by the Reporting Persons, will be converted into the right to receive $4.00 in cash, without interest (the “Merger Consideration”).  In addition, as a result of the Merger, all warrants to purchase Common Stock held by the Reporting Persons will be canceled for no additional consideration.
Concurrently with the execution of the Merger Agreement, the Reporting Persons and certain other Hansen shareholders entered into voting agreements in favor of Parent and Hansen, pursuant to which they agreed, among other things, to vote their shares of Common Stock in favor of the adoption of the Merger Agreement, against any alternative acquisition proposal, and against any reorganization, recapitalization, dissolution, liquidation or winding-up of Hansen or any other extraordinary transaction involving Hansen other than the Merger.  Pursuant to the agreements, the shareholders party thereto executed an Proxy in favor of Parent and Merger Sub to such effect.  In addition, pursuant to the voting agreements, the shareholders party thereto are prohibited from transferring their Common Stock to any person other than Parent or Merger Sub without the written consent of Parent. The voting agreements and proxy terminate upon the termination of the Merger Agreement in accordance with its terms, including if Hansen were to terminate the Merger Agreement in order to accept an unsolicited superior acquisition proposal.
Additionally, concurrently with entering into the Merger Agreement, the Reporting Persons and certain other Hansen stockholders entered into a stock purchase agreement with Parent, whereby each such person agreed to acquire shares of convertible preferred stock of Parent and warrants to purchase such convertible preferred stock of Parent immediately following the Effective Time on the terms set forth therein, in exchange for an investment of approximately $49 million (representing the aggregate Merger Consideration payable to such stockholders in the Merger).

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by addition of the following:

As described in Item 4 above, the Reporting Persons have entered into voting agreements and proxies with respect to their shares of Common Stock. Reference is made to the form of voting agreement (including the form of proxy attached as exhibit I thereto) filed hereto as Exhibit 1.

 Item 7.  Material to be Filed as Exhibits
Item 7 of Schedule 13D is hereby amended by addition of the following:
Exhibit 1	Form of Voting Agreement (including form of proxy, attached as exhibit I thereto) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 20, 2016)

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2016	Jack W. Schuler Living Trust /s/ Jack Schuler Name: Jack Schuler Title: Trustee
Dated: April 22, 2016	Renate Schuler /s/ Renate Schuler Renate Schuler
Dated: April 22, 2016	Schuler Family Foundation /s/ Jack Schuler Name: Jack Schuler Title: Director